SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 1-8661

A.	Full title of the plan:

CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION, CHUBB & SON INC. AND PARTICIPATING AFFILIATES.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Chubb Corporation (the “Corporation”)

15 Mountain View Road

P.O. Box 1615

Warren, New Jersey 07061 – 1615

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES

Page(s)
Report of Independent Auditors Financial Statements	1
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-7
Schedule H, Line 4I, Assets Held for Investment Purposes	8
Signatures	9
Exhibit Index	10
Exhibit 23 - Consent of Independent Auditors	11
Exhibit 99.1 - Certification	12
Exhibit 99.2 - Certification	13

i

REPORT OF INDEPENDENT AUDITORS

The Profit Sharing Committee

Capital Accumulation Plan of The Chubb Corporation,
Chubb & Son Inc. and Participating Affiliates

      We have audited the accompanying statements of net assets available for benefits of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

      Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

New York, New York

June 17, 2003

CAPITAL ACCUMULATION PLAN OF

THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Dec. 31, 2002	Dec. 31, 2001

Beneficial interest in The Chubb Corporation Master Trust (Notes 1 and 3)	$648,446,603	$687,176,667

Participant loans	19,736,073	19,325,488

Net Assets Available for Benefits	$668,182,676	$706,502,155

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2002

Contributions

Employees:

Participants	$1,052,293

Pay conversion	38,462,718

Rollovers and transfers from other plans	6,143,486

Total employees	45,658,497

Employer Match	19,745,383

Net decrease resulting from investment in The Chubb Corporation Master Trust (Note 3)	(67,645,552)

Interest on participant loans	1,491,852

Distributions to participants	(37,087,987)

Administration expenses	(481,672)

Decrease in net assets available for benefits	(38,319,479)

Net assets available for benefits at December 31, 2001	706,502,155

Net assets available for benefits at December 31, 2002	$668,182,676

See accompanying notes.

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

1.  Summary of significant accounting policies

  Investment valuation

      The Capital Accumulation Plan of the Chubb Corporation, Chubb & Son Inc. and Participating Affiliates (the “Plan”) assets, except for participant loans, at December 31, 2002 and 2001 are held by The Chubb Corporation Master Trust (“Master Trust”) along with the assets of the Corporation’s Employee Stock Ownership Plan.

      The Plan’s investments in the Master Trust are valued as follows:

•	The Chubb Corporation common stock is valued at the last reported sale price on the last business day of the calendar year.

•	Interests in mutual funds are valued at the redemption price established by the trustee or the investment manager of the respective fund on the last business day of the calendar year.

•	Interests in money market funds are valued at cost which approximates fair value.

•	The Fixed Income Fund (the “Fund”) is invested substantially or wholly in contracts with one or more banks, insurance companies or other financial institutions under which the Fund receives a specified rate of interest, fixed income securities related to such contracts, securities issued or guaranteed by the United States government or any instrumentality or agency thereof, and other short term instruments designed to provide the Fund with adequate liquidity. The investment contracts are fully benefit responsive and are valued at contract value, which approximates fair value therefore, no valuation reserve is required. Contract value represents contributions to the fund plus interest accrued less redemptions. The crediting interest rates for the years ended December 31, 2002 and 2001 ranged from 5.72% to 7.64% and 5.55% to 7.64%, respectively. Generally, crediting interest rates reset quarterly or annually. However, some rates extend through the maturity date of the contract. The average yield for the years ended December 31, 2002 and 2001 was 5.96% and 6.37%, respectively. These contracts are subject to certain restrictions or penalties in the event of early withdrawal or liquidation.

      Participant loans are valued at the unpaid principal balances, with maturities ranging from one to five years or ten years in the case of the purchase of a residence. Loans issued during the period January 1, 1991 through March 20, 1994 bear interest at a rate which is equal to the prime rate charged by Citibank, N.A. as of the applicable valuation date next preceding the valuation date on which the loan is made, rounded up to the next whole integer, except that the rate shall not exceed the maximum rate permitted by applicable law. Loans executed after March 20, 1994 bear interest at a rate which is equal to the prime rate as reported in The Wall Street Journal on the last business day of the month preceding the valuation date on which the loan is made, rounded up to the next whole integer, except that the rate shall not exceed the maximum rate permitted by applicable law.

  Security transactions

      Purchases and sales of securities are recorded on trade dates. Gains or losses on the sale of securities are based on average cost.

      Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES

NOTES TO FINANCIAL STATEMENTS — (Continued)

December 31, 2002 and 2001

1.  Summary of significant accounting policies — (Continued)

  Administrative and investment management expenses

      All expenses related to the administration of the Plan and all fees paid to the trustee and other investment managers for the management of the Plan’s investments, except for brokerage commissions and transfer taxes are expected, but not required, to be paid by The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates (the “Employers” or “Plan Sponsors”). The Plan Administrator, the Profit Sharing Committee, is authorized to charge maintenance fees to Participants’ accounts.

      During the year ended December 31, 2002, virtually all expenses were paid by the Employers on behalf of the Plan.

  Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Plan description

      The following is an overall description of the Plan. More detailed information may be obtained in the Plan document which is maintained by the Plan Administrator.

      The Plan is a defined contribution plan. Generally, each eligible employee may fully participate in the Plan upon the first business day of the calendar quarter following the completion of one year of service and the attainment of age 21, or the completion of two years of service if under age 21. An eligible employee may make pre-tax pay conversion contributions and/or post-tax contributions on the first day of the month following a full calendar month of employment, but no employer matching contribution will be made until the full participation requirements described above are satisfied.

      Under the Plan, a participant may elect to have up to 25% of his or her salary otherwise due from the Employer contributed to the Plan by such Employer on a pre-tax basis (the “pre-tax pay conversion contribution”) or after-tax basis (the “participant contribution”). Pre-tax pay conversion contributions were subject to a limitation of $11,000 for 2002. (The limitation has increased to $12,000 for 2003.) A participant’s pre-tax pay conversion contributions are generally matched by the Employer dollar for dollar up to the first 4% of compensation (the “employer matching contribution”). In addition to a participant’s “pre-tax pay conversion contributions,” a participant who attains at least age 50 by the end of the year may elect to have part of his or her salary otherwise due from the Employer contributed to the Plan by the Employer on a pre-tax basis (“catch-up contributions”). Catch-up contributions were subject to a limitation of $1,000 for 2002. (This limitation has increased to $2,000 for 2003.) In addition, employees may make rollover contributions from other qualified plans, certain annuity contracts, eligible government retirement plans and individual retirement accounts or annuities that consist solely of eligible rollover contributions.

      The Plan allows each participant the option of investing his or her own contribution and his or her share of the employer’s matching contribution in several investment funds. The investment funds are composed of investments in Chubb Corporation common stock, various mutual funds and a fixed income fund managed by an outside investment manager, subject to the Plan’s guidelines. Participants may, subject to limitations, transfer their investments between funds at their own request. The Chubb Corporation common stock fund constitutes an employee stock ownership plan, under which dividends may be paid and deducted by the Employer and which can be used for the acquisition of Chubb Corporation common stock from the proceeds of an “exempt” loan.

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES

NOTES TO FINANCIAL STATEMENTS — (Continued)

December 31, 2002 and 2001

2. Plan description — (Continued)

      A separate account is maintained for each participant. A participant is always 100% vested in the portion of his or her account attributable to pre-tax pay conversion contributions and participant contributions. Each participant employed on or prior to December 31, 1992 and until December 31, 2001 has a 100% vested nonforfeitable interest in the employer matching contributions (and earnings credited thereon) in his or her account. A participant hired after December 31, 1992 and until December 31, 2001 is required to complete five years of service in order to have a 100% vested nonforfeitable interest in the employer matching contributions (and earnings credited thereon) in his or her account. As of January 1, 2002, vesting is based on a six-year graded schedule, except that vesting for participants employed as of December 31, 2001 shall be based on the better of the previous five year cliff vesting schedule or the six-year graded schedule. Service with affiliated non-participating companies is credited in calculating participant’s vesting and eligibility service. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future company contributions, restore formerly forfeited accounts of eligible rehired employees, or pay plan expenses.

      In certain circumstances, a participant may withdraw, from his or her account, an amount not exceeding the aggregate current value of his or her own participant contributions, subject to certain limitations. In the event of financial hardship, subject to limitations and penalties, an active participant may withdraw certain amounts from his or her account. All withdrawals must be in cash.

      Participants may obtain loans from the Plan. Loans are payable in equal installments representing a combination of interest and principal by withholding from the participant’s semi-monthly paychecks, and the outstanding principal amounts of any loans can be prepaid on any business day. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant’s rights to receive further loans under the Plan.

      Upon retirement, the balance in a participant’s account is payable to him or her in a lump sum or in installments over 5, 10 or 15 years or over a period equal to his or her life expectancy or to the joint life expectancies of the participant and his or her spousal beneficiary. In addition to these options, a participant may elect to defer the lump sum payment or the commencement of installments until a time which is not later than the April 1 of the calendar year following the calendar year in which the participant attains age 70  1/2. In the event of termination of employment other than by reason of retirement, disability or death, a participant will receive the balance in his or her separate account in a lump sum payment. However, if the value in the participant’s account is greater than a certain limit, the participant may choose either to receive the lump sum distribution or to maintain his or her account in the Plan until age 65, disability or death. If a participant dies, before or after retirement or after termination, any remaining balance in his or her account is paid to his or her estate or beneficiary under any of the following payment options: (a) lump sum, (b) installments as elected by the participant prior to death, or (c) installment payments as elected by the participant’s beneficiary.

      Upon request, any lump sum distribution to a participant or his or her beneficiary from The Chubb Corporation Stock Fund may be made in common stock of The Chubb Corporation in lieu of cash payments.

      While the Employers have not expressed any intent to terminate the Plan, they are free to do so at any time subject to the provisions of ERISA. In the event of such a termination, each affected participant is entitled to receive the value of his or her account.

3. Investments

      The trust fund is managed by Fidelity Management Trust Company (the “Trustee”). Although the Plan participants have the right to choose the investment fund(s) in which they want their accounts invested, the Trustee has limited discretionary authority over the purchase and sale of the underlying investments for certain of the investment funds, as specified in the Master Trust.

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES

NOTES TO FINANCIAL STATEMENTS — (Continued)

December 31, 2002 and 2001

3. Investments — (Continued)

      The Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and the Corporation’s Employee Stock Ownership Plan. Each participating plan has a separate interest in the investment funds selected by each of the plan’s participants within the Master Trust. At December 31, 2002 and 2001, the Plan’s interest in the net assets of the Master Trust was approximately 69% and 64% respectively. Investment income and expenses are allocated to the Plan based upon its pro rata share of the net assets of the funds selected by the Plan’s participants within the Master Trust.

      The following table presents the fair value of investments for the Master Trust at December 31, 2002 and 2001. Investments that represent 5% or more of the Master Trust investments as of December 31, 2002 and 2001 are separately identified.

	December 31, 2002	December 31, 2001

Investments, at fair value:
Fixed Income Securities

Investments in Insurance and Bank Contracts	$216,451,030	$193,567,547

The Chubb Corporation Common Stock	365,279,059	487,308,528
Mutual Funds

Spartan U.S. Equity Index Fund	96,366,398	131,119,689

Fidelity Contrafund Fund	67,962,245	76,504,373

Other	170,510,252	175,471,227

Subtotal	334,838,895	383,095,289

Money Market Funds	25,313,173	21,220,690

TOTAL	$941,882,157	$1,085,192,054

      Investment income for the Master Trust is as follows:

Year ended December 31, 2002

Net appreciation (depreciation) in fair value of investments determined by quoted market price:

The Chubb Corporation Common Stock	$(116,500,087)

Mutual Funds	(65,637,683)

Subtotal	(182,137,770)

Interest and Dividend Income	29,317,040

TOTAL	$(152,820,730)

4. Income Tax Status

      The Plan has received a determination letter from the Internal Revenue Service dated March 27, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

EIN # 13-2595722
Plan # 002

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES

Schedule H, Line 4(i) — Assets Held for Investment Purposes

December 31, 2002

Fair
Value

Participant loans*	$19,736,073

*	Interest rates range from 5% to 10% and mature in one to five years or ten years in the case of the purchase of a residence.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Profit Sharing Committee of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION, CHUBB & SON INC. and PARTICIPATING AFFILIATES

By:	DONALD B. LAWSON
Donald B. Lawson, Chairman of the Profit Sharing Committee

Dated:  June 26, 2003

EXHIBIT INDEX

Exhibit 23 Consent of Independent Accountants
Exhibit 99.1 Certification
Exhibit 99.2 Certification